Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230740

STICKER SUPPLEMENT TO

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 8, 2019)

Document Security Systems, Inc.

1,028,800 Shares of Common Stock

This Sticker Supplement to Prospectus Supplement supplements our Prospectus Supplement dated July 1, 2020, to our Prospectus dated May 8, 2019. You should read this Sticker Supplement together with the Prospectus Supplement and Prospectus since the information contained herein supplements the information contained in the Prospectus Supplement and Prospectus. Capitalized terms contained in this Sticker Supplement have the same meanings as in the Prospectus Supplement and Prospectus unless otherwise stated herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

This sticker supplement is part of the Prospectus Supplement and Prospectus and either it or its contents must accompany them to satisfy the prospectus delivery requirements under the Securities Act of 1933.

EXPLANATORY NOTE

We have prepared this Sticker Supplement to correct certain information set forth in the Prospectus Supplement under the captions “Risk Factors,” “Capitalization” and “Dilution.” On June 16, 2020, we closed an underwritten public offering of 769,230 shares of our common stock at a public offering price of $7.80 per share, and on June 26, 2020, we closed on the underwriter’s full over-allotment option for 115,384 additional shares of common stock on the same terms and conditions, for aggregate gross proceeds of $6.9 million before deducting underwriting discounts and commissions and other estimated offering expenses of approximately $735,000 (the “June 2020 Offering”). We have revised the information under those captions to give pro forma effect to the June 2020 Offering and all other issuances of common stock subsequent to March 31, 2020, as if they had occurred as of March 31, 2020. Other than the disclosures set forth below, this Sticker Supplement does not supplement or alter the Prospectus Supplement or Prospectus in any way.

RISK FACTORS

On page S-9 of the Prospectus Supplement (the “Risk Factors” section), the risk factor captioned “You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase,” is hereby amended to read in its entirety as follows:

You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.

Since the price per share of our common stock being offered is higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $6.25 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, and after giving effect to the June 2020 Offering and all other issuances of common stock subsequent to March 31, 2020, as if they had occurred as of March 31, 2020, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $0.34 per share in the net tangible book value of the common stock. See the section entitled “Dilution” in this prospectus for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

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CAPITALIZATION

On page S-12 of the Prospectus Supplement, the “Capitalization” section is amended to read in its entirety as follows:

The following table sets forth our cash and capitalization as of March 31, 2020:

●	on an actual basis;
●	on a pro forma basis to give effect to the June 2020 Offering and any other issuances of common stock after March 31, 2020; and
●	on a pro forma as-adjusted basis to give effect to the foregoing and to reflect the issuance and sale by us of 1,028,800 shares of our common stock in this offering at the public offering price of $6.25 per share, after deducting the underwriting discount and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale.

You should read this information together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2019, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference in this prospectus supplement, and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2020 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted

Cash and cash equivalents	$3,802,000	$9,967,029	$15,742,629
Long-term debt, net	$2,427,000	$2,427,000	$2,427,000
Shareholders’ equity:
Common stock, $0.02 par value; 200,000,000 shares authorized, 2,069,000 shares issued and outstanding (actual); 2,995,392 shares issued and outstanding (pro forma); 4,024,192 issued and outstanding (as adjusted)	42,000	59,908	80,484
Additional paid-in capital	119,624,000	125,771,121	131,526,145
Non-controlling interest in subsidiary	(67,000)	(67,000)	(67,000)
Accumulated deficit	(105,181,000)	(105,181,000)	(105,181,000)
Total shareholders’ equity	14,418,000	20,583,029	26,358,629
Total capitalization	$16,845,000	$23,010,029	$28,785,629

The number of shares of our common stock to be outstanding upon completion of this offering (pro forma as adjusted) excludes:

●	19,261 shares of common stock issuable upon exercise of stock options outstanding at a weighted-average exercise price of $150.44 per share;
●	40,681 shares of common stock issuable upon exercise of warrants outstanding at a weighted-average exercise price of $33.52 per share; and
●	241,204 shares of common stock reserved and available for issuance under our equity compensation plans.

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DILUTION

On page S-13 of the Prospectus Supplement, the “Dilution” section is amended to read in its entirety as follows:

If you purchase shares of our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing our net tangible assets (tangible assets less total liabilities) by the number of shares of our common stock issued and outstanding as of March 31, 2020.

Our net tangible book value at March 31, 2020, was $11,833,000, or $5.72 per share, based on 2,069,000 shares of our common stock outstanding. After giving effect to the June 2020 Offering and any other issuances of common stock after March 31, 2020, on a pro forma basis, and to the issuance and sale of 1,028,800 shares of common stock in this offering at the public offering price of $6.25 per share, after deducting the underwriting discount and estimated offering expenses, our as adjusted net tangible book value at March 31, 2020, would be $23,773,629 or $5.91 per share. This represents an immediate increase in pro forma net tangible book value of $0.19 per share to existing shareholders and an immediate dilution of $0.34 per share to investors in this offering. The following table illustrates this per share dilution:

Public offering price per share of common stock	$6.25
Net tangible book value per share as of March 31, 2020	$5.72
Increase per share attributable to this offering	$0.19
As-adjusted net tangible book value per share as of March 31, 2020, after this offering	$5.91
Dilution per share to new investors participating in this offering	$(0.34)

If the underwriters exercise in full their option to purchase additional shares of common stock at the public offering price of $6.25 per share, the as adjusted net tangible book value after giving effect to the June 2020 Offering and any other issuances of common stock after March 31, 2020, on a pro forma basis, and to this offering would be $5.90 per share, representing an increase in net tangible book value of $0.18 per share to existing shareholders and immediate dilution in net tangible book value of $0.35 per share to purchasers in this offering at the public offering price.

To the extent that outstanding options or warrants are exercised, or we issue new options under our equity incentive plans, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that the additional capital is raised through the sale of common stock or securities convertible or exchangeable into common stock, such issuance could result in further dilution to our shareholders.

The above table excludes, as of March 31, 2020:

●	19,261 shares of common stock issuable upon exercise of stock options outstanding at a weighted-average exercise price of $150.44 per share;
●	40,681 shares of common stock issuable upon exercise of warrants outstanding at a weighted-average exercise price of $33.52 per share; and
●	241,204 shares of common stock reserved and available for issuance under our equity compensation plans.

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